

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 8, 2018

Via E-mail
Benjamin W. Mossman
Chief Executive Officer and President
Rise Gold Corp.
Suite 650 - 669 Howe Street
Vancouver, BC V6C 0B4
Canada

> **Re:** **Rise Gold Corp.**
> **Registration Statement on Form S-1**
> **Filed May 29, 2018**
> **File No. 333-225267**

Dear Mr. Mossman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald E. Alper at (202) 551-3329 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: J. Brad Wiggins, Esq.
     SecuritiesLawUSA, PC